

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

*Via U.S. Mail and Facsimile*

Thomas X. Geisel
President and Chief Executive Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

> **Re:** **Sun Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2010**
> **File No. 000-20957**

Dear Mr. Brown:

We have limited our review to those issues we have addressed in the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.      We note that you have not included financial information in your proxy statement. Please revise to include the information required by Item 13(a) of Schedule 14A, or tell us why you believe such information is not required. Refer to Note A to Schedule 14A and Instruction 1 to Item 13 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas X. Geisel
Sun Bancorp, Inc.
September 1, 2010
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3583 with any questions.

Sincerely,


Matt S. McNair
Attorney-Adviser


cc:     Joan Guilfoyle
        Malizia, Spidi & Fisch, PC
        *(by facsimile only)*